Exhibit 99.1
ATTUNITY ANNOUNCES
2015 ANNUAL GENERAL MEETING

Burlington, MA – November 23, 2015 – Attunity Ltd. (NASDAQ CM: ATTU), a leading provider of big data management software solutions, announced today that its 2015 Annual General Meeting of Shareholders will be held on Wednesday, December 30, 2015, at 10:00 a.m. (Israel time), at the Attunity offices located at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, Israel. The record date for the meeting is November 24, 2015.

The agenda of this announced annual general meeting is as follows:

1.	To re-elect Shimon Alon, Dov Biran, Dan Falk and Ron Zuckerman as directors of the Company;

2.	To approve the extension of the terms of the annual bonus to the Chairman and Chief Executive Officer of the Company;

3.	To approve terms of procurement of directors’ and officers’ liability insurance policy and a related amendment to the Company's Compensation Policy for Executive Officers and Directors;

4.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services; and

5.	To review and consider our auditors’ report and our consolidated financial statements for the year ended December 31, 2014.

Items 1- 4 require the approval of a simple majority of the shares voted on the matter; provided that, with respect to Items 2 and 3, (i) the shares voting in favor of such resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in the matter, as such terms are defined in the Companies Law, or (ii) the total number of shares voted against the resolution by the disinterested shareholders described in clause (i) does not exceed 2% of Attunity’s voting power. Item 5 does not require a vote.

In the absence of requisite quorum of shareholders in the meeting, the meeting shall be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with the Company's Articles of Association.

Position Statements

In accordance with the Companies Law, position statements with respect to any of the proposals at the meeting must be delivered to the Company no later than 10 days prior to the meeting date.

Additional Information and Where to Find It

In connection with the meeting, Attunity will send to its shareholders of record a proxy statement along with a proxy card enabling them to indicate their vote on each matter. The proxy statement will contain important information about the various matters to be voted upon at the meeting, including the ability of eligible shareholders, holding at least 1% of our outstanding ordinary shares, to present proper proposals for inclusion in next year's annual meeting of shareholders.

The Company will also furnish copies of the proxy statement and proxy card to the Securities and Exchange Commission (SEC) on Form 6-K, which may be obtained for free from the SEC's website at www.sec.gov, the Company’s website at www.attunity.com or by directing the request to the Company's Investor Relations below.

If applicable, valid position statements will be published by way of issuing a press release and/or submitting a Form 6-K to the SEC (which will be made available to the public on the SEC’s website above).

About Attunity

Attunity is a leading provider of big data management software solutions that enable access, management, sharing and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, data flow management, test data management, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed file transfer (MFT), data warehouse automation, data usage analytics, and cloud data delivery.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com or our In Tune blog and join our community on Twitter, Facebook, LinkedIn and YouTube, the content of which is not part of this press release.

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© 2015 Attunity. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:
Garth Russell / Allison Monat
KCSA Strategic Communications
P: + 1 212-682-6300
grussell@kcsa.com / amonat@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972 9-899-3000
dror.elkayam@attunity.com